UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 11, 2011**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (Nasdaq: FFCH), announced that CEO R. Wayne Hall and CFO Blaise Bettendorf will present at the *Sterne Agee Financial Institutions Investor Conference* on Friday, February 18, 2011.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1) Press release of First Financial Holdings, Inc. dated February 11, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: February 11, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of First Financial Holdings, Inc. dated February 11, 2011.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

Contact
Dorothy B. Wright
Senior Vice President
Investor Relations and Corporate Secretary
(843) 529-5931 or (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. CEO and CFO TO PRESENT AT THE STERNE AGEE FINANCIAL INSTITUTIONS INVESTOR CONFERENCE

CHARLESTON, SOUTH CAROLINA, February 11, 2011 –   First Financial Holdings, Inc. ("Company") (NASDAQ: FFCH) CEO R. Wayne Hall and CFO Blaise Bettendorf will present at the Sterne Agee Financial Institutions Investor Conference on Friday, February 18, 2011 at 10:15 a.m. E.S.T. The presentation will be broadcast on the Company's website at www.firstfinancialholdings.com. Additionally, on February 17, 2011, First Financial's quarterly investor presentation will be available on our website.

About First Financial

First Financial Holdings, Inc. ("First Financial", NASDAQ: FFCH) is a premier financial services provider offering integrated financial solutions, including personal, business, wealth management, and insurance. First Financial serves individuals and businesses throughout coastal South Carolina, as well as the Florence, Columbia, and upstate regions of South Carolina and Burlington, and Wilmington, North Carolina. First Financial subsidiaries include: First Federal Savings and Loan Association of Charleston ("First Federal"); First Southeast Insurance Services, Inc., an insurance agency; Kimbrell Insurance Group, Inc., a managing general insurance agency; First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor; and First Southeast Investor Services, Inc., a registered broker-dealer. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional   information   about   First   Financial   is   available   at www.firstfinancialholdings.com.